UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation               CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)                               24 UNDER THE PUBLIC UTILITY
                                                  HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period October 1, 2003 through December 31, 2003. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         Options to purchase 51,748 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 298,500 shares of SCANA common stock were purchased in the open market and subsequently cancelled to offset the impact on total shares outstanding due to stock option exercises. 164,860 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to the SCANA Investor Plus Plan, and 293,331 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

4. SCANA guarantees issued during the quarter:

         SCANA issued a guarantee to the South Carolina Transportation Infrastructure Bank for South Carolina Electric and Gas Company (SCE&G) in the amount of $59 million in connection with the modification of the Saluda River Dam at Lake Murray, Lexington County, South Carolina for highway improvements.

         SCANA renewed its guarantee of Primesouth, Inc. $5.0 million line of credit to expire on December 31, 2005.

         SCANA's guarantee of the South Carolina Generating Company, Inc. note outstanding was reduced from $37.8 million to $34.1 million upon GENCO's repayment of principal.

         The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy trading activities of SCANA and its subsidiaries.

         SCANA issued a guarantee to Alabama Gas Corporation for SCANA Energy Marketing, Inc. (SEMI) in the amount of $1.0 million.

         SCANA issued a guarantee to Amerada Hess Corporation for SEMI in the amount of $5.0 million.

         SCANA issued a guarantee to OGE Energy Resource, Inc. for SEMI in the amount of $5.0 million.

         SCANA issued a guarantee to Equitable Energy, LLC for SEMI in the amount of $5.0 million.

         SCANA issued a guarantee to BG LNG, LLC for SEMI in the amount of $50 million. This guarantee replaces a previous guarantee issued to El Paso Merchant Energy, L.P. in the amount of $50.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to ChevronTexaco Natural Gas for SEMI from $5.0 million to $10.0 million.

         In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the order.

5. The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

         A. Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:

              SCE&G's existing 364-Day Revolving Credit Agreement which is to expire on June 15, 2004 was amended on December 5, 2003. The new principal amount is $250.0 million in Promissory Notes with the following persons:

              Bank of America, N. A.                          $50.0 million
              Wachovia Bank, N.A.                             $50.0 million
              The Bank of New York                            $50.0 million
              Sumitomo Mitsui Banking Corporation             $30.0 million
              UBS AG, Stamford Branch                         $20.0 million
              Credit Suisse First Boston                      $20.0 million
              Sun Trust Bank                                  $20.0 million
              KBC Bank N.V.                                   $10.0 million

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $0.5 million to $63.3 million, at interest rates ranging from 1.10% to 1.17%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $159.1 million.

              Public Service Company of North Carolina, Incorporated:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $11.7 million, at interest rates ranging from 1.11% to 1.20%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $56.8 million.

              South Carolina Generating Company, Inc.:

              None

B. Public Service Company of North Carolina, Incorporated long-term debt issuances:

              None

         C. SCANA debt issuances:

              Long-term debt in the form of medium-term notes issued through UBS Securities, LLC in the amount of $200.0 million. The applicable interest rate of 1.62% is reset quarterly based on three-month LIBOR plus 45 basis points.

              Short-term debt in the form of commercial paper issued through KBC Bank and Wachovia Bank, ranging in amount from $4.0 million to $30.0 million, at interest rates ranging from 1.37% to 1.88%.

              The maximum amount of short-term indebtedness of SCANA outstanding at any one time during the period was $50.5 million.

         D. Debt issuances by Intermediate Subsidiaries:

              None

6. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

         SCANA Corporation Form S-8 Post-Effective Amendment filed November 12, 2003

7. Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         None

8. Hedge Instruments or Anticipatory Hedges entered into during the quarter:

         On October 15, 2003 SCE&G entered into a $250 million, 5.414% Forward Starting Interest Rate Swap with Bank of America N.A. in anticipation of SCE&G's issuance of $250 million First Mortgage Bonds on November 6, 2003.

         On October 30, 2003 the Forward Starting Interest Rate Swap entered into on October 15, 2003, was terminated at a rate of 5.281% and $3.5 million was paid by SCE&G to Bank of America N. A.

9. Investments in Intermediate or Financing Subsidiaries during the quarter:

         None

10. Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed November 17, 2003 SCE&G Form U-6B-2 filed November 10, 2003 SCE&G Form U-6B-2 filed November 13, 2003

11. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

         SCANA Consolidated Balance Sheet (Exhibit A-1).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).

12. Capital Structures of SCANA and each Utility Subsidiary:

         See Exhibit Index

13. Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

         See Exhibit Index

14. Dividends paid by Nonutility subsidiaries:

         None

15. Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

         None

16. Internal reorganization of subsidiaries during the quarter:

         None

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                            SCANA Corporation
                                                   Registrant





                                    by:     s/James E. Swan, IV
                                            ----------------------------------

                                            James E. Swan, IV
                                            ------------------------------------
                                                          (Name)

                                              Controller
                                               (Title)


Dated: February 27, 2004

                                                     EXHIBITS


A-1 Balance Sheet for SCANA Corporation as of December 31, 2003 (Filed herewith)

A-2 Balance Sheet for South Carolina Electric & Gas Company as of December 31, 2003 (Filed herewith)

A-3 Balance Sheet for Public Service Company of North Carolina, Incorporated as of December 31, 2003 (Filed herewith)

B        Capital Structures of SCANA and each Utility Subsidiary
         (Filed herewith)

C        Schedule I and II of SCANA Corporation Form U-6B-2 filed
         February 26, 2004, incorporated by reference herein

                                                                  Exhibit A-1

                                SCANA CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

-------------------------------------------------------------------------------
December 31,  (Millions of dollars)                                2003
-------------------------------------------------------------------------------
Assets
Utility Plant:
    Electric                                                      $5,558
    Gas                                                             1,687
    Common                                                            193
-------------------------------------------------------------------------------
    Total                                                           7,438
    Accumulated depreciation and amortization                      (2,280)
-------------------------------------------------------------------------------
    Total                                                           5,158
    Construction work in progress                                     987
    Nuclear fuel, net of accumulated amortization                       42
    Acquisition adjustments, net of accumulated amortization          230
-------------------------------------------------------------------------------
    Utility Plant, Net                                              6,417
-------------------------------------------------------------------------------

Nonutility Property, Net of Accumulated Depreciation                    96
Investments                                                           178
-------------------------------------------------------------------------------
    Nonutility Property and Investments, Net                          274
-------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                                    136
    Receivables, net of allowance for uncollectible
       accounts of $16 and $17                                        503
    Receivables - affiliated companies                                  13
    Inventories (at average cost):
        Fuel                                                          147
        Materials and supplies                                          60
        Emission allowances                                              6
    Prepayments                                                        36
-------------------------------------------------------------------------------
    Total Current Assets                                              901
-------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                                      20
    Nuclear plant decommissioning                                        -
    Assets held in trust, net-nuclear decommissioning                  44
    Pension asset, net                                                270
    Other regulatory assets                                           348
    Other                                                             175
-------------------------------------------------------------------------------
    Total Deferred Debits                                             857
-------------------------------------------------------------------------------
            Total                                                 $8,449
===============================================================================

10







   -----------------------------------------------------------------------------
   December 31,  (Millions of dollars)                                2003
   -----------------------------------------------------------------------------
   Capitalization and Liabilities
   Shareholders' Investment:
       Common equity                                                 $2,306
       Preferred stock (Not subject to purchase or sinking funds)        106
   -----------------------------------------------------------------------------
           Total Shareholders' Investment                             2,412
   Preferred Stock, net (Subject to purchase or sinking funds)              9
   SCE&G-Obligated Mandatorily Redeemable Preferred Securities
       of SCE&G's Subsidiary Trust, SCE&G Trust I                           -
   Long-Term Debt, net                                                3,225
   -----------------------------------------------------------------------------
       Total Capitalization                                           5,646
   -----------------------------------------------------------------------------

   Current Liabilities:
       Short-term borrowings                                             195
       Current portion of long-term debt                                 202
       Accounts payable                                                  307
       Accounts payable - affiliated companies                            12
       Customer deposits                                                  43
       Taxes accrued                                                      84
       Interest accrued                                                   55
       Dividends declared                                                  41
       Deferred income taxes, net                                          4
       Other                                                              74
   -----------------------------------------------------------------------------
       Total Current Liabilities                                      1,017
   -----------------------------------------------------------------------------

   Deferred Credits:
       Deferred income taxes, net                                        787
       Deferred investment tax credits                                   117
       Reserve for nuclear plant decommissioning                            -
       Asset retirement obligation - nuclear plant                       118
       Postretirement benefits                                           135
       Other regulatory liabilities                                      519
       Other                                                             110
   -----------------------------------------------------------------------------
       Total Deferred Credits                                         1,786
   -----------------------------------------------------------------------------

   Commitments and Contingencies                                            -
   -----------------------------------------------------------------------------

              Total                                                  $8,449
   =============================================================================

                                                                  Exhibit A-2

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

--------------------------------------------------------------------------------
December 31, (Millions of dollars)                                   2003
--------------------------------------------------------------------------------
Assets
Utility Plant:
    Electric                                                        $5,242
    Gas                                                                 456
    Common                                                              193
--------------------------------------------------------------------------------
        Total                                                         5,891
    Accumulated depreciation and amortization                        (1,801)
--------------------------------------------------------------------------------
        Total                                                         4,090
    Construction work in progress                                       884
    Nuclear fuel, net of accumulated amortization                         42
--------------------------------------------------------------------------------
        Utility Plant, Net                                            5,016
--------------------------------------------------------------------------------

Nonutility Property and Investments, Net                                  25
--------------------------------------------------------------------------------

Current Assets:
    Cash and temporary investments                                        61
    Receivables, net                                                    237
    Receivables - affiliated companies                                    61
    Inventories (at average cost):
        Fuel                                                              30
        Materials and supplies                                            52
        Emission allowances                                                6
    Prepayments                                                           20
--------------------------------------------------------------------------------
        Total Current Assets                                            467
--------------------------------------------------------------------------------

Deferred Debits:
    Environmental                                                         11
    Nuclear plant decommissioning                                          -
    Assets held in trust, net - nuclear decommissioning                  44
    Pension asset, net                                                  270
    Due from affiliates - pension and postretirement benefits             20
    Other regulatory assets                                             326
    Other                                                               144
--------------------------------------------------------------------------------
        Total Deferred Debits                                           815
--------------------------------------------------------------------------------
            Total                                                   $6,323
================================================================================

--------------------------------------------------------------------------------
December 31, (Millions of dollars)                                    2003
--------------------------------------------------------------------------------
Capitalization and Liabilities
Shareholders' Investment:
    Common equity                                                    $2,043
    Preferred stock (Not subject to purchase or sinking funds)           106
--------------------------------------------------------------------------------
        Total Shareholders' Investment                                 2,149
Preferred Stock, net (Subject to purchase or sinking funds)                 9
Company-Obligated Mandatorily Redeemable Preferred
    Securities of the Company's Subsidiary Trust, SCE&G Trust I             -
Long-Term Debt, net                                                    1,943
--------------------------------------------------------------------------------
    Total Capitalization                                               4,101
--------------------------------------------------------------------------------

Current Liabilities:
    Short-term borrowings                                                140
    Current portion of long-term debt                                    138
    Accounts payable                                                     114
    Accounts payable - affiliated companies                                96
    Customer deposits                                                      24
    Taxes accrued                                                          97
    Interest accrued                                                       39
    Dividends declared                                                     38
    Deferred income taxes, net                                              8
    Other                                                                  33
--------------------------------------------------------------------------------
    Total Current Liabilities                                            727
--------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                                           665
    Deferred investment tax credits                                      109
    Reserve for nuclear plant decommissioning                               -
    Asset retirement obligation -  nuclear plant                         118
    Due to affiliates - pension and postretirement benefits                15
    Postretirement benefits                                              135
    Regulatory liabilities                                               398
    Other                                                                 55
--------------------------------------------------------------------------------
    Total Deferred Credits                                             1,495
--------------------------------------------------------------------------------

Commitments and Contingencies                                               -
--------------------------------------------------------------------------------

           Total                                                     $6,323
================================================================================

                                                                   Exhibit A-3

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

--------------------------------------------------------------------------------
December  31, (Millions of dollars)                                 2003
--------------------------------------------------------------------------------

Assets

Gas Utility Plant                                                     $923
   Accumulated depreciation                                           (256)
   Acquisition adjustment, net of accumulated amortization             210
--------------------------------------------------------------------------------
     Gas Utility Plant, Net                                            877
--------------------------------------------------------------------------------

Nonutility Property and Investments, Net                                 28
--------------------------------------------------------------------------------

Current Assets:
   Cash and temporary investments                                        18
   Restricted cash and temporary investments                              7
   Receivables, net of allowance for uncollectible accounts
     of $2 and $2                                                      115
   Receivables - affiliated companies                                     5
   Inventories (at average cost):
      Stored gas                                                        56
      Materials and supplies                                              5
   Prepayments                                                            2
   Deferred income taxes, net                                             3
--------------------------------------------------------------------------------
     Total Current Assets                                              211
--------------------------------------------------------------------------------

Deferred Debits:
   Due from affiliate-pension asset                                      13
   Regulatory assets                                                     17
   Other                                                                  6
-------------------------------------------------------------------
                                                                   -------------
     Total Deferred Debits                                               36
-------------------------------------------------------------------
                                                                   -------------
        Total                                                      $1,152
================================================================================
===================================================================

Capitalization and Liabilities
Capitalization:
   Common equity                                                      $502
   Long-term debt, net                                                 278
                                                                   -------------
--------------------------------------------------------------------------------
     Total Capitalization                                              780
--------------------------------------------------------------------------------
                                                                   -------------

Current Liabilities:
   Short-term borrowings                                                 55
   Current portion of long-term debt                                      8
   Accounts payable                                                      48
   Accounts payable - affiliated companies                                2
   Customer deposits                                                     7
   Taxes accrued                                                         10
   Interest accrued                                                       6
   Distributions/dividends declared                                       4
   Other                                                                 15
--------------------------------------------------------------------------------
                                                                   -------------
     Total Current Liabilities                                         155
--------------------------------------------------------------------------------
                                                                   -------------

Deferred Credits:
   Deferred income taxes, net                                            96
   Deferred investment tax credits                                        2
   Due to affiliate-postretirement benefits                              17
   Regulatory liabilities                                                86
   Other                                                                 16
--------------------------------------------------------------------------------
     Total Deferred Credits                                            217
--------------------------------------------------------------------------------

Commitments and Contingencies                                             -
--------------------------------------------------------------------------------

        Total                                                      $1,152
================================================================================

                                                                   Exhibit B
                             SCANA Corporation
                             Capital Structure
                             December 31, 2003
                           (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

Common equity                           $     2,306                    38.2%

Preferred stock                         $        115                    1.9%

Debt (long and short-term)              $     3,622                    59.9%

                                       --------------------------------------
Total                                   $     6,043                   100.0%
                                       ======================================


                   South Carolina Electric & Gas Company
                             Capital Structure
                             December 31, 2003
                           (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

Common equity                                   $ 2,043                46.7%

Preferred stock                                     115                 2.6%

Debt (long and short-term)                        2,221                50.7%

                                       --------------------------------------
Total                                           $ 4,379               100.0%
                                       ======================================

           Public Service Company of North Carolina, Incorporated
                             Capital Structure
                             December 31, 2003
                           (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

Common equity                           $        502                   59.5%

Debt (long and short-term)              $        341                   40.5%

                                       --------------------------------------
Total                                   $        843                  100.0%
                                       ======================================




              South Carolina Generating Company, Incorporated
                             Capital Structure
                             December 31, 2003
                           (Dollars in Millions)

                                                            % of Total
                                            Actual        Capitalization

Common equity                           $        100                   45.7%

Debt (long and short-term)              $        119                   54.3%

                                       --------------------------------------
Total                                   $        219                  100.0%
                                       ======================================